

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via E-mail
Mr. Stephen Gurgovits
Chief Executive Officer
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

      Re: **F.N.B. Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 25, 2011
             File No. 001-31940

Dear Mr. Gurgovits:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Mark Webb

                      Mark Webb
                      Legal Branch Chief